Mail 3561
                                                                   June 29,
2018


    Scott J. Lynn
    Chief Executive Officer
    Masterworks 001, LLC
    524 Broadway, 10th Floor
    New York, New York 10012

            Re:    Masterworks 001, LLC
                   Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted June 15, 2018
                   CIK No. 0001738134

    Dear Mr. Lynn:

          We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

    General

        1. Tell us why your amended and restated operating agreement will be effective upon the closing of the offering, rather than upon qualification of this offering. In this regard, it is unclear to us how you intend to offer securities that are not authorized for issuance, given that the Series A shares will be established in the amended and restated operating agreement.

    Organizational Structure, page 10

        2. We note that footnote 5 of your graph states that "any class A shares beneficially owned by Masterworks will have no voting rights." Please clarify if these voting rights have been memorialized in writing and, if so, please file the related agreement as an exhibit under Item 17 of Form 1-A or tell us why you are not required to do so.
 Scott J. Lynn
Masterworks 001, LLC
June 29, 2018
Page 2

    3. Please tell us how you determined the 15% economic interest you disclose will be owned by Masterworks Gallery and why this differs from the 20% profit interest Masterworks
       Gallery will own through your Class B shares. To assist us in understanding your response, please tell us how your losses incurred prior to selling the Painting will be allocated for tax purposes between your Class A and Class B shares and where you have disclosed this information to your investors.

Plan of Distribution, page 31

    4. We note your response to comment 15. Please provide a detailed explanation of the process included in Annex 1 of your amended Offering Circular. In this regard, we note that Annex 1 includes a graph with text that is difficult to read. Please revise the graph to make all text readable.

Suitability Verification and Anti-Money Laundering Services, page 30

    5. We note your response to comment 16 and are considering your response. We may have additional comments.

Exhibit 4.1 Form of Subscription Agreement for Regulation A Offering

    6. We note the mandatory arbitration provision in your subscription agreement. Please revise your offering circular to add a thorough discussion of how the arbitration provision may impact the rights of security holders. Please include in your disclosure: whether you intend for arbitration to be the exclusive means for resolving disputes whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws whether purchasers of shares in a secondary transaction would be subject to the arbitration provision and the material risks to investors resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of investors to bring class-
       action lawsuits, and the potential limitations that could result for shareholders. Please also disclose that all arbitration shall be conducted in New York, per
Section 10 of the
       agreement, and confirm that New York law permits such a provision, or alternatively address any questions as to enforceability.

    7. As a related matter, we note that Section 10 of the agreement "waive[s] a trial by jury in any litigation relating to this agreement, the shares or any other agreements related thereto." Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Voting, page 72

    8. We note your statement that "[t]he Class B shares shall have no voting rights other than as may be required pursuant to applicable law." Please tell us what you mean by "other than as may be required pursuant to applicable law."
 Scott J. Lynn
Masterworks 001, LLC
June 29, 2018
Page 3


   You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.

                                                        Sincerely,

                                                        /s/ Jennifer Thompson
for

                                                        Mara L. Ransom
                                                        Assistant Director
                                                        Office of Consumer
Products